Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1—NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2—DATE OF MATERIAL CHANGE

April 5, 2013

ITEM 3—NEWS RELEASE

A news release describing this material change was issued on April 8, 2013 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4—SUMMARY OF MATERIAL CHANGE

On April 8, 2013, Theratechnologies Inc. (the “Corporation”) announced the termination of its distribution and licensing agreement with Ferrer Internacional, S.A. (“Ferrer”) for the commercialization of tesamorelin in Europe, Russia, South Korea, Taiwan and certain Asian countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

ITEM 5—FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On April 8, 2013, the Corporation announced the termination of its distribution and licensing agreement with Ferrer for the commercialization of tesamorelin in Europe, Russia, South Korea, Taiwan and certain Asian countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Ferrer was also responsible for regulatory activities for tesamorelin in these territories.

As a result of the termination of this agreement, the Corporation, through its wholly-owned subsidiary, now holds 100% of the commercialization rights for tesamorelin in Europe, Russia, South Korea, Taiwan and certain Asian countries.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6—RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7—OMITTED INFORMATION

Not applicable.

ITEM 8—EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9—DATE OF REPORT

April 9, 2013.